SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 27, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

1Q26 Earnings Release MAY 27 TH, 2026

BANCO MACRO 1Q26 EARNINGS RELEASE 2 Index 01 Summary 02 Disclaimer 03 Results 04 Financial Assets 05 Public Sector Assets 06 Funding 07 Liquid Assets 08 Solvency 09 Asset Quality 10 1Q26 Snapshot 11 Relevant and Recent Events 12 Regulatory Changes 13 CER Exposure and Foreign Currency Position

BANCO MACRO 1Q26 EARNINGS RELEASE 3 Banco Macro Announces Results for the First Quarter of 2026 Buenos Aires, Argentina, May 27, 2026 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2026 (“1Q26”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2025 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2026.

BANCO MACRO 1Q26 EARNINGS RELEASE 4 NET INCOME Ps. 139.8 billion +28% 1Q26 HIGHER THAN 4Q25 OPERATING INCOME Ps. 568.9 billion +15% 1Q26 HIGHER THAN 4Q25 RETURN ON AVERAGE EQUITY & ACCUMULATED RETURN ON AVERAGE ASSETS 10% 2.4% ROAE 1Q26 ROAA 1Q26 BANCO MACRO’S TOTAL FINANCING Ps. 10.63 trillion +5% 1Q26 HIGHER THAN 1Q25 BANCO MACRO’S TOTAL DEPOSITS Ps. 13.99 trillion +10% 1Q26 HIGHER THAN 1Q25

BANCO MACRO 1Q26 EARNINGS RELEASE 5 BANCO MACRO’S TOTAL DEPOSITS REPRESENTED PRIVATE SECTOR DEPOSITS 3Q25 76% Ps. 13.19 trillion OF TOTAL LIABILITIES +13% HIGHER THAN 1Q25 EXCESS CAPITAL CAPITAL ADEQUACY RATIO Ps. 4.0 trillion 32.4% 296% EXCESS IN 1Q26 IN 1Q26 TIER 1 RATIO LIQUID ASSETS / TOTAL DEPOSITS RATIO 25.3% 78% IN 1Q26 IN 1Q26 BANK´S NON-PERFORMING TO TOTAL FINANCING RATIO COVERAGE RATIO 5.40% 109.79% IN 1Q26 IN 1Q26 RETAIL CUSTOMERS CORPORATE CUSTOMERS 6.30 million 195.916 IN 1Q26 IN 1Q26

BANCO MACRO 1Q26 EARNINGS RELEASE 6 Summary .01 • THE BANK’S NET INCOME totaled Ps.139.8 billion in 1Q26, 28% or Ps.30.2 billion higher than the result posted in the previous quarter and 131% or Ps.79.2 billion higher than a year ago. In 1Q26, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 10% and 2.4%, respectively. Excluding restructuring expenses (Ps.12.9 billion after tax) 1Q26 net income would have totaled Ps.152.9 billion and the annualized ROAE and ROAA would have been 10.9% and 2.6% respectively. • In 1Q26, OPERATING INCOME (before G&A and personnel expenses) totaled Ps.1.23 trillion, 3% or Ps.43.6 billion lower than in 4Q25 and 16% or Ps.169.2 billion higher than the same period of last year. • In 1Q26, OPERATING INCOME (after G&A and personnel expenses) totaled Ps.569.8 billion, 15% or Ps.73.8 billion higher than in 4Q25 and 24% or Ps.108.6 billion higher than the same period of last year. •In 1Q26, BANCO MACRO’S TOTAL FINANCING decreased 9% or Ps.1.1 trillion quarter over quarter (“QoQ”) totaling Ps.10.63 trillion and increased 5% or Ps.458.9 billion year over year (“YoY”). In 1Q26 peso financing decreased 9% while USD financing decreased 6%. • In 1Q26, BANCO MACRO’S TOTAL DEPOSITS decreased 7% or Ps.993.7 billion QoQ and increased 10% or Ps.1.22 trillion YoY, totaling Ps.13.99 trillion and representing 76% of the Bank’s total liabilities. Private sector deposits decreased 8% or Ps.1.1 trillion QoQ. In 1Q26, Peso deposits decreased 4% while USD deposits decreased 7%. • Banco Macro continued showing a strong solvency ratio, with an EXCESS CAPITAL of Ps.4.0 trillion, 32.4% Capital Adequacy Ratio – Basel III and 32.4 % Tier 1 Ratio. In addition, the Bank’s LIQUID ASSETS remained at an adequate level, reaching 78% of its total deposits in 1Q26. • In 1Q26, the Bank’s NON-PERFORMING TO TOTAL FINANCING RATIO was 5.40% and the COVERAGE RATIO reached 109.79%. • As of 1Q26, through its 420 branches and 8.269 employees Banco Macro serves 6.30 million retail customers across 23 of the 24 Provinces in Argentina and over 195.916 corporate customers.

BANCO MACRO 1Q26 EARNINGS RELEASE 7 Disclaimer .02 This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance. This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information. Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish. This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2025 have been restated in accordance with said Communication in order to make a comparison possible

BANCO MACRO 1Q26 EARNINGS RELEASE 8 1Q26 Earnings Release Conference Call Thursday, May 28, 2026 Time: 11:00 a.m. Eastern Time 12:00 p.m. Buenos Aires Time To participate, please register here: Banco Macro 1Q26 Earnings Call IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

BANCO MACRO 1Q26 EARNINGS RELEASE

Results .03

Earnings per outstanding share were Ps.219.33 in 1Q26, 28% higher than in 4Q25 and 136% higher than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP	**1Q25**	**2Q25**	**3Q25**	**4Q25**	**1Q26**	**QoQ**	**YoY**
Net income -Parent Company- (M $)	60,601	187,054	-39,032	109,528	139,758	28%	131%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Book value per avg. Outstanding share ($)	9,219	8,845	8,793	8,966	9,169	2%	-1%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	**93.02**	**292.73**	**-61.08**	**171.41**	**219.33**	**28%**	**136%**
EOP FX (Pesos per USD)	**1,073.8750**	**1,194.0833**	**1,366.5833**	**1,459.4167**	**1,382.7578**	**-5%**	**29%**
Book value per avg. issued ADS (USD)	85.85	74.07	64.34	61.44	66.31	8%	-23%
Earnings per avg. outstanding ADS (USD)	**0.87**	**2.45**	**-0.45**	**1.17**	**1.59**	**35%**	**83%**

Banco Macro's 1Q26 net income totaled Ps.139.8 billion, 28% or Ps.30.2 billion higher than in 4Q25 and 131% or Ps.79.2 billion higher than the result posted one year ago. This result is mainly due to: i) higher net interest income, ii) higher income from government securities held at amortized cost, iii) higher income from FX and iv) lower administrative and personnel expenses and was partially offset by lower income from Government securities at fair value through P&L, higher loan loss provisions and a bigger loss resulting from the net monetary position (higher inflation in the quarter) This result represented an annualized ROAE and ROAA of 10% and 2.4% respectively.

Total comprehensive income for the quarter totaled Ps.129.2 billion, 16% or Ps.18.2 billion higher than the result posted in the previous quarter and 124% or Ps.71.6 billion higher than in 1Q25.

In FY2025 net income totaled Ps.290.7 billion, 32% lower than in FY2024. Total comprehensive income totaled Ps.303 billion and was 1% higher than in FY2024.

In 1Q26 Ps.19.9 billion (Ps.12.9 billion after tax) restructuring expenses were recorded related to early retirement plans and provisions for severance payments. Excluding non-recurring expenses 1Q26 net income would have been Ps.152.7 billion representing an annualized ROAE and ROAA of 10.9% and 2.6% respectively.

Net operating income (before G&A and personnel expenses) was Ps.1.23 trillion in 1Q26, 3% or Ps.43.6 billion lower compared to 4Q25 due to lower income from interest on government securities and lower income from interest on loans. On a yearly basis, Net Operating Income (before G&A and personnel expenses) increased 16% or Ps.169.2 billion.

In 1Q26, **Provision for loan losses** totaled Ps.238.8 billion, 29% or Ps.53.5 billion higher than in 4Q25. On a yearly basis provision for loan losses increased 173% or Ps.151.3 billion.

Operating income (after G&A and personnel expenses) was Ps.569.8 billion in 1Q26, 15% or Ps.73.8 billion higher than in 4Q25 and 24% or Ps.108.6 billion higher than a year ago.

9

BANCO MACRO 1Q26 EARNINGS RELEASE 10 It is important to emphasize that this result was obtained with a leverage of only 4.1x assets to equity ratio. The Bank’s 1Q26 net interest income totaled Ps.975.2 billion, 7% or Ps.59.7 billion higher than in 4Q25 and 27% or Ps.207.2 billion higher YoY. This result is due to a 5% decrease in interest income and a 21% decrease in interest expense. In 1Q26 interest income totaled Ps.1.46 trillion, 5% or Ps.73 billion lower than in 4Q25 and 27% or Ps.311.6 billion higher than in 1Q25.

BANCO MACRO 1Q26 EARNINGS RELEASE

Income from interest on loans and other financing totaled Ps.1 trillion, 11% or Ps.127.2 billion lower compared with the previous quarter mainly due to a 225 basis points decrease in the average lending rate while the average volume of private sector loans decreased 5%. On a yearly basis Income from interest on loans increased 28% or Ps.222.1 billion.

In 1Q26, **income from government and private securities** increased 13% or Ps.51.4 billion QoQ (mainly BONCER inflation adjusted Bonds held at amortized cost) and increased 22% or Ps.80.4 billion compared with the same period of last year.

INCOME FROM GOVERMENT & PUBLIC SECURITIES (1)	MACRO consolidated					Change %	
In MILLION $ (Measuring Unit Current at EOP)	1Q25	2Q25	3Q25	4Q25	1Q26 (2)	QoQ	YoY
a) In Interest Income	359,633	423,116	322,303	388,601	440,266	13%	22%
b) In net income from fin. Assets at fair value through P&L	88,087	142,244	23,054	247,355	84,368	-66%	-4%
c) In OCI	147	9,332	1,356	2,356	-12	-101%	-108%
Total	**447,867**	**574,692**	**346,713**	**638,312**	**524,622**	**-18%**	**17%**

(1) Includes Goverment & Public securites and

(2) In 1Q26 Ps.70.6 billion were recorded due to the sale of goverment securities at amortized cost

In 1Q26, **income from Repos** totaled Ps.7.8 billion, 89% or Ps.3.7 billion higher than the previous quarter and 579% or Ps.6.6 billion higher than a year ago.

In 1Q26 **FX income totaled a** Ps.35.9 billion gain, Ps.61.5 billion higher than in 4Q25, mainly due to the Ps.61.1 billion gain related to the conversion of FX assets and liabilities to pesos and from foreign currency exchange which was partially offset by a Ps.25.2 billion loss from investment in derivative financing instruments. On a yearly basis FX income increased 232% or Ps.25.1 billion. In the quarter the Argentine peso depreciated 5.3% against the USD.

In 1Q26 the Bank's strategy to remain short In USD proved successful. The combination of the short USD position together with a long USD futures position and the allocation of the pesos generated by said sale of USD resulted in a net gain

FX INCOME	MACRO Consolidated			Variation	
In MILLION $ (Measuring Unit Current at EOP)	1Q25	4Q25	1Q26	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	**8,514**	**7,205**	**61,115**	**748%**	**618%**
Translation of FX assets and liabilities to Pesos	8,164	-16,111	45,832	-	461%
Income from foreign currency exchange	350	23,317	15,283	-34%	4270%
(2) Net Income from financial assets and liabilities at fair value through P&L	**2,208**	**-32,838**	**-25,212**	**-23%**	**-1242%**
Income from investment in derivative financing instruments	2,208	-32,575	-25,212	-	-
(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	**10,821**	**-25,633**	**35,903**	**-240%**	**232%**

11

BANCO MACRO 1Q26 EARNINGS RELEASE 12 The Bank’s 1Q26 interest expense totaled Ps.485.7 billion, decreasing 21% or Ps.132.7 billion compared to the previous quarter and a 27% (Ps.104.4 billion) higher compared to 1Q25. In 1Q26, interest on deposits represented 93% of the Bank’s total interest expense, decreasing 22% or Ps.129.1 billion QoQ, due to a 470 basis points decrease in the average rate paid on deposits while the average volume of private sector deposits increased 1%. On a yearly basis, interest on deposits increased 24% or Ps.87.1 billion.

BANCO MACRO 1Q26 EARNINGS RELEASE 13 In 1Q26, the Bank’s net interest margin (including FX) was 25.3%, higher than the 21.7% posted in 4Q25 and than the 23.2% posted in 1Q25.

BANCO MACRO 1Q26 EARNINGS RELEASE 14 In 1Q26 Banco Macro’s net fee income totaled Ps.204.2 billion, 3% or Ps.6.5 billion lower than in 4Q25 and was 5% or Ps.9.9 billion higher than the same period of last year. In the quarter, fee income totaled Ps.223.5 billion, 5% or Ps.11.3 billion lower than in 4Q25. In the quarter Fees charged on deposit accounts decreased 4% or Ps.3.3 billion, Corporate services fees decreased 7% or Ps.2 billion, Mutual Funds and securities fees decreased 23% or Ps.1.9 billion and Debit Card Fees decreased 3% or Ps.1.4 billion. On a yearly basis, fee income decreased 1% or Ps.1.7 billion. In the quarter, total fee expense decreased 20% or Ps.4.8 billion. On a yearly basis, fee expenses decreased 38% or Ps.11.6 billion.

BANCO MACRO 1Q26 EARNINGS RELEASE 15 In 1Q26 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.84.4 billion gain, decreasing Ps.163 billion compared to 4Q25. This result is mainly due to lower income from government securities (mainly Dual Bonds and inflation adjusted BONCER bonds). On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased 4% or Ps.3.7 billion. On a quarterly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased 66%.

BANCO MACRO 1Q26 EARNINGS RELEASE

In the quarter, **Other Operating Income** totaled Ps.75.2 billion, 5% or Ps.4 billion lower than in 4Q25 due to lower (-69% or Ps.4 billion) Initial recognition of loans and lower Other income (-21% or Ps.2.8 billion) which were partially offset by a 25% or Ps.3.3 billion increase in income from Other adjustments and interest from other receivables. On a yearly basis, Other Operating Income decreased 17% or Ps.15.6billion.

OTHER OPERATING INCOME	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	**1Q25**	**2Q25**	**3Q25**	**4Q25**	**1Q26**	**QoQ**	**YoY**
Credit and debit cards	20,318	-14,515	2,814	2,581	3,369	-	-83%
Lease of safe deposit boxes	5,597	6,827	7,865	8,565	8,153	-5%	46%
Other service related fees	37,123	45,282	37,079	35,526	34,690	-2%	-7%
Other adjustments and interest from other receivables	10,806	8,188	12,618	13,179	16,482	25%	53%
Initial recognition of loans	7,412	2,957	-4,971	5,774	1,792	-69%	-76%
Sale of property, plant and equipment	-	28	-	-	-	-	-
Others	9,564	8,545	26,076	13,536	10,718	-21%	12%
Other Operating Income	**90,820**	**57,312**	**81,481**	**79,161**	**75,204**	**-5%**	**-17%**

In 1Q26 **Banco Macro's administrative expenses plus employee benefits** totaled Ps.349.8 billion, 22% or Ps.101.5 billion lower than the previous quarter, due to lower employee benefits (-28%) and lower (-9%) administrative expenses. On a yearly basis, administrative expenses plus employee benefits increased 3% or Ps.9 billion.

Employee benefits decreased 28% or Ps.89.6 billion QoQ, compensation and bonuses decreased 61% or Ps.74.8 billion In 1Q26 the Bank recorded Ps.19.9 billion restructuring expenses related to early retirement plans and severance payment provisions. On a yearly basis, Employee benefits increased 3% or Ps.6 billion. Excluding restructuring expenses, Employee benefits would have decreased 8% or Ps.18.7 billion QoQ and 6% or Ps.13.9 billion YoY.

The restructuring plan implemented by the Bank intends to achieve efficiency and agility to respond to constant challenges in local and international markets. During 1Q26 remunerations and social security contributions associated with personnel involved in said restructuring plan totalled Ps.2.7 billion.

In 1Q26, **administrative expenses** decreased 9% or Ps.12 billion, due to lower (-29% or Ps.4.8 billion) Other professional fees, lower Advertising and Publicity fees (-30% or Ps.4.3 billion) and lower Maintenance and conservation fees (-15% or Ps.2.5 billion). On a yearly basis administrative expenses increased 3% or Ps.3 billion.

In 1Q26, **the efficiency ratio** reached 32%, improving from the 38.7% posted in 4Q25 and then the 38.2% posted a year ago. In 1Q26 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 21%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 1% compared to 4Q25.

16

BANCO MACRO 1Q26 EARNINGS RELEASE 17 It is worth mentioning that in 1Q26 Banco Macro reduced its branch network by 24 branches (down to 420 from 444 in December 2025) and reduced its headcount by 3%. In 1Q26, Other Operating Expenses totaled Ps.265.2 billion, decreasing 5% or Ps.14.4 billion QoQ due to lower (-5% or Ps.7.9 billion) Turnover Tax and lower (-37% or Ps.4.5 billion) Other provision charges. On a yearly basis, Other Operating Expenses increased 26% or Ps.54.1 billion.

BANCO MACRO 1Q26 EARNINGS RELEASE

In 1Q26, the result from the net monetary position totaled a Ps.349.8 billion loss, 15% or Ps.46 billion higher than the loss posted in 4Q25 and 1% or Ps.4.4 billion lower than the loss posted one year ago. Higher inflation was observed during the quarter (158 b.p. above 4Q25 level, up to 9.44% from 7.86% in 4Q25).

OPERATING RESULT	MACRO consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	1Q25	2Q25	3Q25	4Q25	1Q26	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	**461,211**	**561,417**	**194,021**	**496,006**	**569,825**	**15%**	**24%**
Result from net monetary position (i.e. inflation adjustment)	-354,238	-255,096	-239,716	-303,826	-349,832	-	-
Operating Result (Inc. Loss from net monetary position)	**106,973**	**306,321**	**-45,695**	**192,180**	**219,993**	**14%**	**106%**

In 1Q26, **Banco Macro's effective income tax** rate was 34.3% lower than the 42.7% registered in 4Q25 and the 43% in 1Q25.

For more information, please see note 21 "Income Tax" of our Financial Statements.



Assets Breakdown
12%
5%
26%
48%
13%
6%
4%
23%
46%
19%
8%
5%
25%
44%
19%
Others
PP&E
Debt Securities
Loans & Other receivables
Cash & Cash equivalents
1Q25
21,408,091
4Q25
25,440,846
1Q26
24,200,432

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BANCO MACRO 1Q26 EARNINGS RELEASE 19 Financial Assets .04 Loans and other financing The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps10.63 trillion, decreasing 9% or Ps.1.1 trillion QoQ and increasing 5% or Ps.458.9 billion YoY. In 1Q26 Private sector loans decreased 9% or Ps.1.05 billion. On a yearly basis Private sector loans increased 3% or Ps.346.2 billion. Within commercial loans, Others stand out with a 12% or Ps.278.7 billion decrease. Overdrafts decreased 14% or Ps.241.9 billion while Documents decreased 9% or Ps.167.5 billion. Within consumer lending, credit card loans, mortgage loans and pledge loans stand out with an 8% or Ps.160.9 billion, 4% or Ps.42 billion and an 11% or Ps.36.8 billion decrease respectively. Peso financing decreased 9% or Ps.818 billion, while US dollar financing decreased 6% or USD 99 million. As of 1Q26, Banco Macro’s market share over private sector loans was 8.2% vs. 8.6% in 4Q25.

BANCO MACRO 1Q26 EARNINGS RELEASE 20 Public Sector Assets .05 In 1Q26, the Bank’s public sector assetsto total assets ratio was 26.4%, higher than the 24.7% registered in the previous quarter, and lower than the 26.3% posted in 1Q25. Government securities at fair value through profit or loss increased 22% or Ps.214.8 billion (inflation adjusted CER bonds TZXS8, Government Securities in pesos X15Y6 and USD denominated Government Securities) also in the quarter Government Securities at amortized cost decreased 1% or Ps.50.9 billion. In 1Q26, a 22% or Ps.214.8 billion increase in Government securities at fair value through P&L stands out.

BANCO MACRO 1Q26 EARNINGS RELEASE 21 Funding .06 Deposits Banco Macro’s deposit base totaled Ps.13.99 trillion in 1Q26, decreasing 7% or Ps.993.7 billion QoQ and increasing 10% or Ps.1.22 trillion YoY, representing 76% of the Bank’s total liabilities. On a quarterly basis private sector deposits decreased 8% or Ps.1.1 trillion while public sector deposits increased 12% or Ps.83.9 billion. Within private sector deposits, demand deposits decreased 19% or Ps.1.3 trillion, while time deposits increased 3% or Ps.227.6 billion QoQ. In the quarter peso deposits decreased 4% or Ps.375.7 billion, while US dollar deposits decreased 7% or USD 243 million. On a yearly basis peso deposits decreased 1%, while USD dollar deposits increased 39%. As of 1Q26, Banco Macro’s market share over private sector deposits was 7.9% unchanged from the previous quarter Banco Macro’s transactional deposits represent approximately 41% of its total deposit base as of 1Q26. These accounts are low cost and are not sensitive to interest rate increases.

BANCO MACRO 1Q26 EARNINGS RELEASE 22 Other sources of funds In 1Q26, the total amount of other sources of funds increased 1% or Ps.49.8 billion compared to 4Q25 mainly due to a Ps.463 billion increase in Corporate Bonds (The Bank issued Series H USD denominated bonds in January 2026 as part of a tender offer for Series A USD subordinated notes) and a 2% or Ps.129.7 increase in Shareholders’ equity generated by the positive net income registered during the period while Subordinated corporate bonds decreased 73% or Ps.470.8 billion and financing from Banks and international institutions decreased 66% or Ps.55.1 billion. On a yearly basis, other sources of funds increased 13% or Ps.859.7 billion.

BANCO MACRO

1Q26 EARNINGS RELEASE

Liquid Assets .07

In 1Q26, **the Bank's liquid assets** amounted to Ps.10.85 trillion, showing a 1% or Ps.66.8 billion decrease QoQ, and increased a 22% or Ps.2.2 trillion increase on a yearly basis. In 1Q26 Cash decreased 3% or Ps.150.9 billion while Other government and private securities increased 2% or Ps.132.3 billion.

In 1Q26 liquid assets to total deposits ratio reached 78%

In 1Q26 Cash decreased 3% or Ps.150.9 billion while **Other government and private securities** increased 2% or Ps.132.3 billion.

In 1Q26, Banco Macro's liquid assets to **total deposits ratio** reached 78%.

LIQUID ASSETS	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	1Q25	2Q25	3Q25	4Q25	1Q26	QoQ	YoY
Cash	2,846,802	3,124,066	3,765,548	4,754,677	4,603,823	-3%	62%
Guarantees for compensating chambers	187,487	200,506	218,295	204,166	188,806	-8%	1%
Call	90,562	84,699	119,366	76,753	49,624	-35%	-45%
Net Repos	74,615	-	-245,024	5,734	17	-100%	-100%
Other government & private securities	5,465,811	5,479,208	5,467,153	5,880,022	6,012,320	2%	10%
Total	**8,665,277**	**8,888,479**	**9,325,338**	**10,921,352**	**10,854,590**	**-1%**	**25%**
Liquid assets to total deposits	**68%**	**67%**	**67%**	**73%**	**78%**		

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BANCO MACRO 1Q26 EARNINGS RELEASE 24 Banco Macro continued showing high solvency levels in 1Q26 with an integrated capital (RPC) of Ps.5.4 trillion over a total capital requirement of Ps.1.36 trillion. Banco Macro’s excess capital in 1Q26 was 296% or Ps.4 trillion. The Capital Adequacy Ratio (as a percentage of risk-weighted assets- RWA) was 32.4% in 1Q26; TIER1 Ratio stood at 32.4%. The Bank’s aim is to make THE BEST USE OF THIS EXCESS CAPITAL. Solvency .08

BANCO MACRO 1Q26 EARNINGS RELEASE 25 Asset Quality .09 In 1Q26, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) increased 153 basis points, reaching a level of 5.40%, up from 3.87% in 4Q25, and the 1.44% posted in 1Q25. It is worth mentioning that Banco Macro’s non-performing to total financing ratio under Expected Credit Losses (Stage 3, +90 days past due loans) deteriorated 84 basis points during 1Q26, totaling 3.64% vs. 2.8% in 4Q25. The final non-performing ratio is affected by mandatory reclassification of customers under Central Bank rules (taking into consideration customers’ behavior across the financial system). Banco Macro’s non-performing to total financing ratio (excluding mandatory reclassification of customers) increased 109 basis points, reaching 4.73% in 1Q26 vs. 3.64% in 4Q25. Consumer portfolio non-performing loans deteriorated 168.p. (up to 6.92% from 5.23% in 4Q25) while Commercial portfolio non-performing loans deteriorated 66 b.p. in 1Q26 (up to 1.34% from 0.68% in 4Q25). The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 109.79% in 1Q26. Write-offs over total loans totaled 0.76%. Had the coverage ratio been 90% (similar to the coverage ratio of other private Banks in Argentina) Net Income in 1Q26 would have totaled Ps.219.7 billion, representing an adjusted ROE of 15.7%. The Bank is committed to continue working in this area to maintain excellent asset quality standards.

BANCO MACRO 1Q26 EARNINGS RELEASE 26 1.32% 1.42% 1.44% 1.67% 1.85% 2.07% 2.30% 2.76% 3.20% 3.55% 3.73% 3.88% 4.43% 4.91% 5.38% 1.37% 1.25% 1.31% 1.61% 1.74% 1.93% 2.07% 2.45% 2.84% 3.09% 3.33% 3.64% 3.95% 4.47% 4.73% 1.05% 1.14% 1.14% 1.31% 1.40% 1.56% 1.68% 1.92% 2.21% 2.45% 2.64% 2.80% 3.01% 3.42% 3.64% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 6.00% Jan-25 Feb-25 Mar-25 Apr-25 May-25 Jun-25 Jul-25 Aug-25 Sep-25 Oct-25 Nov-25 Dec-25 Jan-26 Feb-26 Mar-26 Banco Macro Aseet Quality Total Portfolio Non-perfoming to total financing ratio (as reported) Non-performing to total financing ratio (exc. Reclassification) Stage 3%

BANCO MACRO 1Q26 EARNINGS RELEASE 27 1Q26 Snapshot .10 In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2026

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BANCO MACRO 1Q26 EARNINGS RELEASE 30 Relevant and Recent Events .11 · Banco Sáenz S.A. On March 20th, 2026 Banco Macro S.A. and Fintech Digital LLC (collectively, the “Purchasers”) have entered into a stock purchase agreement with Liliana Mónica Frávega, Facundo Frávega and Luciano González-Lobo (collectively, the “Sellers”). Pursuant to this agreement, the Purchasers shall acquire, directly and indirectly, 100% of the outstanding capital stock and voting rights of Banco Sáenz S.A. (the “Agreement”), subject to the fulfillment of certain conditions precedent. The purchase price to be paid by the Purchasers to the Sellers on the closing date for the acquisition of the shares shall be equivalent to: (i) an amount in Argentine Pesos equal to the net worth of Banco Sáenz S.A., to be determined prior to closing; plus (ii) US$ 2,000,000 (Two Million United States Dollars), subject to any potential price adjustments that may apply in accordance with the Agreement. This strategic transaction is part of Banco Macro S.A.’s expansion into the digital ecosystem and complements its recent entry into Personal Pay—the digital wallet of Personal—developed by Telecom Argentina S.A.. In this context, Banco Sáenz S.A. will operate as a banking platform designed to support the growth of such digital solutions, maintaining a distinct operation to ensure agility and flexibility. The closing of the transaction is subject to approval by the Central Bank of the Argentine Republic. Until such approval is granted, Banco Sáenz S.A. will continue to operate normally as an independent entity. Consequently, the transaction will not result in any immediate changes for Personal Pay users.

BANCO MACRO 1Q26 EARNINGS RELEASE

As of September 30, 2025 the Bank paid installments 1 through 4 in te amount of (millions of pesos, current prices) Ps.33,978.991; Ps.34,529,086; Ps.35,185,720; Ps.35,845,731. As of the date of this report the Bank also paid installment 5 in the amount of Ps.36,589,874 (million of pesos, current prices)

· Cash Dividend Payment

On October 8, the Shareholders' Meeting held on the date hereof resolved to separate a portion of the Optional Reserve Fund for Future Profit Distributions, in order to pay a cash or in kind dividend, in the latter case valued at market price, or in any combination of both options, in the amount of AR$ 138,956,468,470 (amount expressed in constant currency as of 31 December 2025), which expressed in constant currency as of 28 February 2026 amounts to AR$ 147,101,261,954 and represents AR$ 217.33 per share, subject to prior authorization from the Banco Central de la República Argentina (BCRA). The above stated amount is subject to a 7% tax withholding under section 97 of the Income Tax Law as revised in 2019.

These consist of distributable profits obtained from realized earnings arising from the audited annual financial statements for the fiscal year beginning January 1st, 2025; that the amount approved for distribution complies with the maximum limit established by Communiqué "A" 8410 issued by the BCRA; and that the proposed dividend payment does not breach any commitments undertaken by the Bank.

Pursuant to the provisions of Communique "A" 8410, financial entities shall be able to distribute profits in 3 monthly equal and non-cumulative installments as from the third business day of May and of each month in which the payment is made. The amount of each dividend instalment shall be paid in constant currency as of the date of the shareholders' meeting.

All references contained herein as to re-expressing any amounts in constant currency, the applicable rate shall be the national consumer price index (CPI) published by Instituto Nacional de Estadísticas y Censos (INDEC).

Accordingly, pursuant to the provisions of Communique "A" 7984 mentioned above, Banco Macro S.A. shall request the BCRA authorization for the distribution of the dividends approved by the Shareholders' Meeting first above mentioned. regarding the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina for the payment of a dividend of $138,956,468,470, that expressed in constant currency as of February 28, 2026 amounts to $147,101,261,954, the Board of Banco Macro S.A. resolved the payment of a cash dividend in 3 monthly, equal and non-cumulative instalments, according to the following preliminary schedule

Installment	Payment Date	AR$ Amount
1	19 de mayo 2026	$ 49.033.753.984,66
2	3 de junio 2026	$ 49.033.753.984,66
3	7 de julio 2026	$ 49.033.753.984,66

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BANCO MACRO 1Q26 EARNINGS RELEASE 32 · Interest Payment Series A USD denominated Subordinated Notes On May 4th, 2026 the Bank paid interest of Series A USD denominated Subordinated Notes in the amount of USD 4,034,107. Regulatory Changes .12 · Dividend Distribution In March 2026, through Communication “A” 8410 the Central Bank of Argentina established that financial institutions may distribute earnings in three equal, monthly, non-cumulative installments, starting on the third business day of May and of each month in which the payment is made. The distribution may amount to up to 60% of FY2025 earnings · Reserve Requirements On November 1, 2025, through Communication “A” 8350, the Central Bank reduced the minimum daily cash reserve integration requirement in pesos from 75% to 65%, a measure aimed at injecting liquidity into the financial system. In addition, the minimum and maximum maturity requirements for government securities eligible for reserve requirement integration were eliminated.

BANCO MACRO 1Q26 EARNINGS RELEASE 33 CER Exposure and Foreign Currency Position .13

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BANCO MACRO 1Q26 EARNINGS RELEASE 37 1Q26 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 27, 2026

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer